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FORM 4                                          U.S. SECURITIES AND EXCHANGE COMMISSION                         OMB APPROVAL
                                                      WASHINGTON, D.C.   20549                          OMB NUMBER:       3235-0287
[ ] Check this box if no longer                                                                         Expires: September 30, 1998
    subject to Section 16.  Form 4                                                                      Estimate average burden
    or Form 5 obligations may                                                                           hours per response..... 0.5
    continue.  See Instructions 1(b)

                                              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                                  Filed pursuant to Section 16(a) of the Securities Exchange Act of
                               1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                          Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)

1.Name and Address of Reporting Person* 2. Issuer Name and Ticker                      6. Relationship of Reporting Person to Issuer
                                           or Trading Symbol                                        (Check all applicable)
General Electric Capital Corporation       Krause's Furniture, Inc. (SOFA)
                                                                                             Director                 X   10% Owner
                                                                                        -----                       -----
                                                                                              Officer (give               Other
(Last)       (First)    (Middle)        3. IRS or Social Security  4. Statement for     -----          title below) ----- (specify
                                           Number of Reporting        Month/Year                                           below)
       260 Long Ridge Road                 Person (voluntary)
                                                                      August/1997       --------------------------------
             (Street)                                              5  If Amendment,    7. Individual or Joint/Group Filing
                                                                      Date of Original    (check Applicable Lines)
Stamford    Connecticut    06927                                      (Month/Year)         X  Form Filed by One Reporting Person
                                                                                          ---
(City)       (State)       (Zip)                                      September/1996          Form Filed by More than One
                                                                                          --- Reporting Person

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                                       TABLE I  NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security                    2. Trans-  3. Trans-     4. Securities Acquired    5. Amount of  6. Owner-    7. Nature
   (Instr. 3)                              action     action        (A)or Disposed of (D)     Securities    ship         of
                                           Date       Code                                    Benefic-      Form:        Indirect
                                                      (Instr. 8)       (Instr. 3, 4 and 5)    ially         Direct       Bene-
                                        (Month/                                               Owned at      (D) or       ficial
                                         Day/      Code     V      Amount  (A) or Price       End of        Indirect     Owner-
                                         Year)                             (D)                Month         (I)          ship
                                                                                              (Instr. 3     (Instr.      (Instr.
                                                                                              and 4)        4)           4)
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.	             (Over)
*  If the form is filed by more than one reporting person, see Instructions 4(b)(v)                                 SEC 1474 (7-96)
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FORM 4 (CONTINUED)	TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.Title of    2.Conver-  3.Trans-  4.Transac-   5.Number of   6.Date Exer-  7.Title        8.Price  9.Number   10.Owner-  11.Na-
  Derivative    sion or    action    tion Code    Derivative    cisable       and Amount     of       of Deriv-   ship       ture
  Security      Exercise   Date      (Instr. 8)   Securities    and Expir-    of Under-      Deriv-   ative       Form       of In-
  (Instr. 3)    Price      (Month/                Acquired (A)  ation Date    lying          ative    Secur-      of De-     direct
                of         Day/                   or Disposed   (Month/       Securities     Secur-   ities       rivative   Bene-
                Deriva-    Year)                  of (D)        Day/Year)                    ity      Bene-       Secu-      ficial
                tive                              (Instr. 3,-                  (Instr. 3     (Instr   ficially    rity;      Own-
                Security                          4, and 5)                    and4)         . 5)     Owned       Direct     ership
                                                                                                      at End      (D) or     (Instr
                                                                                     Amount           of          Indi-      . 4)
                                                              Date   Expir-          or               Month       rect (I)
                                                              Exer-  ation   Title   Number           (Instr.     (Instr.
                                                              cisa-  Date            of               4)          4)
                                   Code    V      (A)    (D)  ble                    Shares

Warrant		          8/14/97    P			      8/14/97 8/31/06 Common 600,000  *see                  (D)
                                                                              Stock            note
                                                                                               below

Warrant		          8/14/97    P			      4/01/00 8/31/06 Common 833,333  *see                  (D)
                                                                              Stock  (dagger)  note
                                                                                               below








Explanation of Responses:



*        Issued in connection with the acquisition by the Reporting Person of Issuer's 9.5% subordinated note in the principal amount of $2,500,000, without separate consideration.

(dagger) Represents the maximum number of shares which can be acquired by the Reporting Person, actual numbers to be received will be based on the financial performance of the Issuer and proportion of funding provided by each of the Reporting Person and Japan Omnibus Ltd. pursuant to the Supplemental Securities Purchase Agreement dated August 14, 1997 by and among the
         Issuer, the Reporting Person and Japan Omnibus Ltd.

**  Intentional misstatements or omissions of facts                       /s/ Michael M. Pralle                     August 15, 1997
    constitute Federal Criminal Violations.                        ------------------------------------------------ ---------------
    See 18 U.S.C. 1001 and 15. U.S.C. 78ff(a).                             **Signature of Reporting Person                Date
                                                                             Michael M. Pralle, Vice President

Note:  File three copies of this Form, one of which must be manually signed.  If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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